

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2025

Douglas Polinsky
Chief Executive Officer
Mill City Ventures III, Ltd.
1907 Wayzata Boulevard, Suite 205
Wayzata, MN 55391

> **Re: Mill City Ventures III, Ltd.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2025**
> **File No. 333-289201**

Dear Douglas Polinsky:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. Please expand your disclosure to describe your plan of operations for the next twelve months by describing when you intend to use the proceeds from the PIPE transaction to purchase SUI, other sources of capital for your acquisition of SUI, including disclosure related to the amount of SUI you intend to purchase with the proceeds from the PIPE transaction, if known, and, if not, the factors you will consider regarding the amount of proceeds you will use to purchase SUI so that investors understand your plans to increase your holdings of SUI and your plans to continue your short term lending business line. In addition, please revise to describe the plans that you have related to diversifying your product offerings, including a description of such product offerings, a timeline of the development of such products, the estimated costs of developing these products, the sources of capital and any challenges you may

experience related to the development of these products. In this regard, we note your Strategic Advisor Agreement with Karatage related to the development of such products.

2.   Please disclose whether you currently use or have plans to use SUI as collateral for loans. To the extent that you have collateralized your holdings of SUI, please disclose the percentage of SUI that is currently used as collateral. In addition, please disclose as to whether you stake or intend to stake SUI. To the extent that you do, please revise to provide a materially complete description of your staking policy and your staking program, including disclosure regarding the percentage of SUI you stake or intend to stake. Please revise to describe whether you intend to generate income with your SUI holdings, and, if so, please describe your policies and procedures related to doing so. In this regard, we note that you have signed an Asset Management Agreement with Galaxy Digital Capital Management LP to manage the first $750 million of your SUI and at least 50% of your SUI in excess of $750 million. We also note that SUI purchased pursuant to your Digital Asset Purchase and Sale Agreement with the Foundation Investor will be subject to transfer restrictions for a period of two years following the purchase. Please revise to disclose the percentage of your SUI holdings that are subject to the two year transfer restrictions and how these restrictions will impact your ability to use and monetize your SUI holdings, and add risk factor disclosure as appropriate.

3.   Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for SUI and when you monetize your SUI, and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be SUI. Also disclose the percentage of your treasury that is currently invested in SUI. In addition, please disclose whether you intend to hedge your SUI exposure, and, if so, please describe your hedging strategy.

4.   Please describe the anti-money laundering (AML), know-your-customer (KML) and other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations.

5.   Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.

6.   Please revise to identify the custodians that custody your SUI holdings, describe the material terms of your agreements with the custodians, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the SUI, whether any entity is responsible for verifying the existence of the SUI and the insurance coverage of your SUI holdings that the custodians provide. Also, revise your disclosure to address where your third-party custodians are chartered and how they are regulated, and include the agreements with your third-party custodians as exhibits to your registration statement.

7.   Please revise to disclose whether you have any agreements with counterparties related to purchase and sales of SUI, and, if so, please identify the counterparties and disclose the material terms of your agreements with your counterparties.

8.   Please add a section to your registration statement that includes a materially complete description of SUI and the SUI blockchain, including, for example, a description of the lifecycle of SUI, the use case of SUI, including its purpose, use and/or functions, the marketcap of SUI, the circulating supply of SUI, the maximum supply of SUI, a description of the vesting schedule of SUI, the average volume of SUI and the launch date of SUI and the SUI blockchain and the role of the Sui Foundation in the governance of SUI. In addition, please include risk factor disclosure addressing the characteristics of SUI related to liquidity, including how fiat currency may be exchanged for SUI and how SUI may be exchanged for fiat currency.

Prospectus Summary, page 3

9.   We note your disclosure on page 3 that you have a relationship with the Sui Foundation and acquire SUI through market purchases and from the Sui Foundation. Please revise to describe your relationship with the Sui Foundation and clarify what you mean by your disclosure on page 5 that your position as a public company "with an official Sui Foundation relationship proves us institutional-grade exposure to the SUI blockchain." In addition, please revise to describe the material terms of the Digital Asset Purchase and Sale Agreement with the Foundation Investor so that investors understand the amount of SUI you have agreed to purchase pursuant to the agreement.

Risk Factors
Risks Related to This Offering and Ownership of Our Common Stock
Our financial results and the market price of our Common Stock may be affected by the prices of SUI, page 12

10.   Please expand this risk factor to provide quantitative information that demonstrates the volatility of SUI or provide a cross-reference to where you address the volatility of SUI. In addition, you state that SUI is relatively novel. Please revise to disclose the date that SUI was publicly launched.

Our SUI holdings are less liquid than our existing cash and cash equivalents, page 13

11.   We note your disclosure regarding the "susceptibility to market abuse and manipulation," internal control failures at exchanges, risks related to custodians and trade execution partners, and risks related to the inability to enter into term loans or other capital raising transactions collateralized by your SUI. Please revise to expand your risk factors section to include separately captioned risk factors that address each of the risks listed in this risk factor. In addition, please address the risks of attacks due to the level of concentration of SUI ownership such as the possibility of a SUI owner obtaining control over the SUI network, the risks of hard forks, front-running and wash-trading, the risks related to the bankruptcy or insolvency of your custodian, the risk that your anti-money laundering (AML), know-your-customer (KML) and other due diligence procedures you conduct may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs. For each of your risk factors, please use specific examples to demonstrate the risks described in each.

Exhibits and Financial Statement Schedules, page 42

12.   We note that you marked Exhibit 10.6 as having portions omitted in compliance with Regulation S-K Item 601(b)(10)(ix). Please revise to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets